Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for November 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for November 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In November 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 11.13% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 9.70%, 12.09% and 14.74%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 15.37%. Of which, passenger traffic for domestic, regional and international routes increased by 14.59%, 22.14% and 17.08%, respectively as compared to the same period last year. The passenger load factor was 82.31%, representing an increase of 3.03 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased 3.55 percentage points, 6.55 percentage points and 1.61 percentage points as compared to the same period last year, respectively. The Company has not launched any new regular route in November 2017.

In terms of cargo operations, in November 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 4.33% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 2.30% as compared to the same period last year. The cargo load factor was 57.24%, representing a decrease of 1.13 percentage points as compared to the same period last year.

In November 2017, the Group had introduced 7 aircraft, including two A330-300 aircraft, three B737-8MAX aircraft, two B737-800 aircraft, had terminated the lease of two A319 aircraft, one A320 aircraft, one B737-700 aircraft. As of the end of November 2017, the Group operated a fleet of 749 aircraft with 268 aircraft self-owned, 219 aircraft under finance lease and 262 aircraft under operating lease.

KEY OPERATION DATA OF NOVEMBER 2017

Capacity	November 2017			Cumulative 2017
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13,623.00	-1.28	14.59	146,717.73	10.43
Regional	252.57	-3.77	22.14	2,677.91	-6.56
International	5,397.39	-9.11	17.08	61,175.35	16.04

Total	19,272.95	-3.64	15.37	210,570.99	11.74

RTK (in million)
Domestic	1,366.60	0.48	11.20	14,467.95	8.75
Regional	24.99	-2.03	21.81	257.36	-4.95
International	988.48	1.14	11.44	10,207.98	18.00

Total	2,380.08	0.72	11.40	24,933.28	12.18

RTK - Cargo and Mail (in million)
Domestic	151.29	8.55	-9.87	1,543.36	-2.71
Regional	2.50	9.69	18.02	22.35	14.74
International	508.39	12.55	6.51	4,840.26	20.38

Total	662.17	11.60	2.30	6,405.96	13.85

Passengers carried (in thousand)
Domestic	9,186.92	-3.26	13.83	99,421.25	10.02
Regional	197.30	-4.90	17.07	2,127.11	-1.68
International	1,255.43	-5.28	18.73	13,978.73	10.68

Total	10,639.65	-3.53	14.45	115,527.09	9.86

Cargo and mail carried (in thousand tonnes)
Domestic	94.94	7.68	-9.12	956.19	-2.32
Regional	2.20	9.51	16.06	19.95	13.25
International	57.91	11.33	7.67	549.24	19.27

Total	155.05	9.04	-3.18	1,525.38	4.69

Capacity	November 2017			Cumulative 2017
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,384.02	-1.85	9.70	177,596.55	7.99
Regional	317.70	-6.24	12.09	3,510.27	-9.96
International	6,713.08	-8.78	14.74	74,952.12	14.35

Total	23,414.80	-4.00	11.13	256,058.94	9.47

ATK (in million)
Domestic	1,878.27	-0.55	8.42	20,271.70	6.77
Regional	36.95	-5.98	10.98	408.35	-10.54
International	1,348.99	-1.04	8.84	14,315.82	14.74

Total	3,264.22	-0.82	8.62	34,995.87	9.64

ATK - Cargo and Mail (in million)
Domestic	403.71	4.48	3.99	4,288.01	2.45
Regional	8.36	-5.08	7.36	92.43	-12.45
International	744.81	6.29	4.48	7,570.13	15.10

Total	1,156.88	5.56	4.33	11,950.57	9.96

Load Factor	November 2017			Cumulative 2017
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	83.15	0.48	3.55	82.61	1.82
Regional	79.50	2.05	6.55	76.29	2.78
International	80.40	-0.29	1.61	81.62	1.19

Total	82.31	0.31	3.03	82.24	1.67

Cargo and Mail Load Factor
Domestic	37.47	1.40	-5.76	35.99	-1.91
Regional	29.88	4.02	2.70	24.18	5.73
International	68.26	3.80	1.30	63.94	2.80

Total	57.24	3.10	-1.13	53.60	1.83

Overall Load Factor (RTK/ATK)
Domestic	72.76	0.75	1.82	71.37	1.30
Regional	67.63	2.73	6.01	63.02	3.71
International	73.28	1.58	1.71	71.31	1.97

Total	72.91	1.11	1.82	71.25	1.62

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

13 December 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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